Likeable Local, Inc.
A Delaware Corporation

Financial Statements and Independent Accountant's Review Report

December 31, 2016 and 2015

LIKEABLE LOCAL, INC.

TABLE OF CONTENTS



To the Board of Directors of
Likeable Local, Inc.
New York, New York

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Likeable Local, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, changes in stockholders' equity (deficiency), and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
March 15, 2017

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

LIKEABLE LOCAL, INC.
BALANCE SHEETS
As of December 31, 2016 and 2015

	2016	2015
ASSETS		
Current Assets:		
Cash and equivalents	$ 150,891	$ 110,267
Accounts receivable	61,981	45,064
Prepaid expense	37,184	40,017
Deposits	2,500	1,600
Due from shareholders	-	10,000
Total Current Assets	252,556	206,948
Non-Current Assets:		
Property and equipment, net	68,150	53,144
Total Non-Current Assets	68,150	53,144
TOTAL ASSETS	$ 320,706	$ 260,092
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)		
Current Liabilities:		
Accounts payable	$ 225,324	$ 284,608
Accrued liabilities	80,930	28,435
Accrued interest payable	368,441	208,335
Deferred revenue	95,971	142,832
Convertible notes payable, current portion	2,915,596	2,344,320
Capital lease, current portion	24,359	14,197
Revenue-based financing, net	811,958	483,961
Total Current Liabilities	4,522,579	3,506,688
Non-Current Liabilities:		
Capital lease, long-term portion	23,168	25,951
Total Non-Current Liabilities	23,168	25,951
Total Liabilities	4,545,747	3,532,639
Stockholders' Equity (Deficiency):		
Common stock, $0.0001 par, 5,000,000 shares authorized, 5,014,315 and 5,000,000 shares issued and outstanding at December 31, 2016 and 2015, respectively	501	500
Additional paid-in capital	275,823	217,161
Accumulated deficit	(4,501,365)	(3,490,208)
Total Stockholders' Equity (Deficiency)	(4,225,041)	(3,272,547)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)	$ 320,706	$ 260,092

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

LIKEABLE LOCAL, INC.
STATEMENTS OF OPERATIONS
For the years ended December 31, 2016 and 2015

	2016	2015
Revenues, net	$ 2,682,151	$ 1,868,045
Cost of net revenues	(743,606)	(694,275)
Gross profit	1,938,545	1,173,770
Operating Expenses:		
Compensation and benefits	1,985,144	1,797,387
General and administrative	482,350	360,623
Sales and marketing	173,136	265,684
Research and development	16,739	28,273
Depreciation and amortization	14,335	2,266
Total Operating Expenses	2,671,704	2,454,233
Loss from operations	(733,159)	(1,280,463)
Other Expenses:		
Interest expense	(277,998)	(153,025)
Total Other Expenses	(277,998)	(153,025)
Net Loss	$ (1,011,157)	$ (1,433,488)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

LIKEABLE LOCAL, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY)
For the years ended December 31, 2016 and 2015

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficiency)
	Number of Shares	Amount			
Balance at December 31, 2014	5,000,000	$ 500	$ 175,309	$ (2,056,720)	$ (1,880,911)
Equity-based compensation			41,852		41,852
Net Loss				(1,433,488)	(1,433,488)
Balance at December 31, 2015	5,000,000	500	217,161	(3,490,208)	(3,272,547)
Exercise of options	14,315	1	1,841		1,842
Equity-based compensation			56,821		56,821
Net Loss				(1,011,157)	(1,011,157)
Balance at December 31, 2016	5,014,315	$ 501	$ 275,823	$ (4,501,365)	$ (4,225,041)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

LIKEABLE LOCAL, INC.
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2016 and 2015

		2016		2015
Cash Flows from Operating Activities				
Net Loss	$	(1,011,157)	$	(1,433,488)
Adjustments to reconcile net loss to net cash used in operating activities:				
Depreciation and amortization		14,335		2,266
Equity-based compensation		56,821		41,852
Changes in operating assets and liabilities:				
Change in accounts receivable		(16,917)		(18,009)
Change in other current assets		11,934		7,836
Change in payables and accrued expenses		(6,789)		105,261
Change in deferred revenue		(46,862)		(24,888)
Change in accrued interest		160,106		122,170
Net Cash Used in Operating Activities		(838,529)		(1,197,000)
Cash Flows from Investing Activities				
Purchases of property and equipment		(29,341)		(53,102)
Net Cash Used in Investing Activities		(29,341)		(53,102)
Cash Flows from Financing Activities				
Borrowings on convertible notes		571,276		783,355
Revenue-based financing, net of repayments		327,997		448,594
Capital lease financing, net of repayments		7,379		40,148
Exercise of options		1,842		-
Net Cash Provided by Financing Activities		908,494		1,272,097
Net Change In Cash		40,624		21,995
Cash at Beginning of Period		110,267		88,272
Cash at End of Period	$	150,891	$	110,267
Supplemental Disclosure of Cash Flow Information:				
Cash paid for interest	$	117,892	$	30,855

See accompanying Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

LIKEABLE LOCAL, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2016 and 2015 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Likeable Local, Inc. (the "Company"), is a corporation organized January 15, 2013 under the laws of Delaware. The Company automates social media marketing for small businesses.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2016 and 2015, the Company's cash balances did not exceed federally insured limits.

Accounts Receivable

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. Based on these assessments, the Company determined that an allowance for doubtful accounts on its accounts receivable balance as of December 31, 2016 and 2015 was not necessary.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets, which range from 5-15 years. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable.

Depreciation and amortization expense totaled $14,335 and $2,266 as of December 31, 2016 and 2015, respectively. Property and equipment as of December 31, 2016 and 2015 consisted of the following:

	2016		2015	
Furniture and equipment, at cost	$	82,118	$	55,577
Leasehold improvements, at cost		2,800		-
		84,918		55,577
Less: accumulated depreciation		(16,768)		(2,433)
Property and equipment, net	$	68,150	$	53,144

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenue is generally billed and earned on a monthly basis. In the event that a customer pays ahead for multiple months of services, the Company recognizes deferred revenue and amortizes it on a monthly basis. All prepayments are for one year or less of services, resulting in the recognition of all deferred revenue as a current liability. Merchant fees on collected revenues are charged to costs of net revenues.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation - Stock Compensation*. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Research and Development

Research and development costs are expensed as incurred. Total expense related to research and development was $16,739 and $28,273 for the years ended December 31, 2016 and 2015, respectively.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 3: GOING CONCERN

The accompanying financial statements are prepared on a going concern basis and do not include any adjustments that might result from uncertainty about our ability to continue as a going concern. As of December 31, 2016 the Company's available cash was $150,891. The Company incurred a substantial loss from operations and had negative cash flows from operating activities for the year ended December 31, 2016. The Company's current operating plan indicates that it will continue to incur losses from operations and generate negative cash flows from operating activities. These projections, and certain liquidity risks, raise substantial doubt about whether the Company will be able to meet current operating demands. As a result of these factors, there exists substantial doubt to whether the Company will be able to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 4: STOCKHOLDERS' EQUITY

The Company has authorized 5,000,000 shares of $0.0001 par value common stock, each share of which carries one equal vote in stockholder actions. The Company currently has issued more shares than is authorized under its articles of incorporation and does not have available shares to satisfy the share reservation under the 2014 Stock Option Plan.

At inception, the Company granted 5,000,000 common shares to the CEO. In April 2016, a stock option was exercised into 14,315 shares of common stock for $1,842.

As of December 31, 2016 and 2015, 5,014,315 and 5,000,000 shares of common stock were issued and outstanding, respectively.

NOTE 5: FINANCING ARRANGEMENTS

Convertible Notes Payable – 2013 and 2014 Issuances

Between May 2013 and December 2014, the Company issued 26 convertible promissory notes for total principal of $1,560,965. The notes bear simple interest of 6% per annum and require no payments until maturity. These notes matured between May 2014 and February 2015, and are therefore in default as of December 31, 2016 and 2015. Management is currently in the process of seeking term extensions with the noteholders. During this period, the notes continue to accrue interest. These notes' then outstanding principal and interest are subject to the following conversion features:

a) Automatic conversion at the next equity financing (as defined in the note agreements) of greater than $1,500,000 for $858,500 of these notes, of greater than $556,000 for $602,465 of these notes, or of greater than $1,000,000 for $100,000 of these notes, at a price per share equal to the lesser of the 80% of the price per share in the triggering equity financing or at the price per share implied by the valuation cap (described below) applied to the Company's capitalization (as defined in the note agreements).

b) Optional conversion at any time prior to maturity at the noteholders' election at the price per share implied by the valuation cap (described below) applied to the Company's capitalization (as defined in the note agreements).

c) Automatic conversion at maturity at the price per share implied by the valuation cap (described below) applied to the Company's capitalization (as defined in the note agreements).

d) Conversion at filing of any registration statement under the Securities Act of 1933 at a price per share equal to the lesser of the fair market value (as further defined in the agreements) at such time or at the price per share implied by the valuation cap (described below) applied to the Company's capitalization (as defined in the note agreements).

e) Automatic conversion upon a corporate transaction (as defined in the agreements) at the price per share implied by the valuation cap (described below) applied to the Company's capitalization (as defined in the note agreements).

Of these notes, $858,500 are subject to a valuation cap of $3,000,000, $602,465 are subject to a valuation cap of $6,000,000, and $100,000 are subject to a valuation cap of $10,000,000.

LIKEABLE LOCAL, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2016 and 2015 and for the years then ended

Convertible Notes Payable – 2015 issuances

During 2015, the Company issued nine convertible promissory notes for total principal of $783,355. The notes bear simple interest of 6% per annum and require no payments until maturity. These notes had original scheduled maturities between January and December 2016, and are therefore in default as of December 31, 2016. Management is currently in the process of seeking term extensions with the noteholders. During this period, the notes continue to accrue interest. These notes' then outstanding principal and interest are subject to the following conversion features:

a) Automatic conversion at the next equity financing (as defined in the note agreements) of greater than $1,000,000 at a price per share equal to the lesser of the 80% of the price per share in the triggering equity financing or at the price per share implied by the valuation cap (described below) applied to the Company's capitalization (as defined in the note agreements).
b) Optional conversion at any time prior to maturity at the noteholders' election at the price per share implied by the valuation cap (described below) applied to the Company's capitalization (as defined in the note agreements).
c) Conversion at maturity at the price per share implied by the valuation cap (described below) applied to the Company's capitalization (as defined in the note agreements).
d) Automatic conversion at filing of any registration statement under the Securities Act of 1933 at a price per share equal to the lesser of the fair market value (as further defined in the agreements) at such time or at the price per share implied by the valuation cap (described below) applied to the Company's capitalization (as defined in the note agreements).
e) Automatic conversion upon a corporate transaction (as defined in the agreements) at the price per share implied by the valuation cap (described below) applied to the Company's capitalization (as defined in the note agreements).

These notes are subject to a valuation cap of $10,000,000.

Convertible Notes Payable – 2016 issuances

During 2016, the Company issued seven convertible promissory notes for total principal of $571,276. The notes bear simple interest of 6% per annum and require no payments until maturity. These notes mature between January and August 2017. These notes' then outstanding principal and interest are subject to the following conversion features:

a) Automatic conversion at the next equity financing (as defined in the note agreements) of greater than $1,000,000 for $100,000 of these notes or greater than $2,000,000 for $471,276 of these notes, at a price per share equal to the lesser of the 80% of the price per share in the triggering equity financing or at the price per share implied by the valuation cap (described below) applied to the Company's capitalization (as defined in the note agreements).
b) Optional conversion at any time prior to maturity at the noteholders' election at the price per share implied by the valuation cap (described below) applied to the Company's capitalization (as defined in the note agreements).
c) Conversion at maturity at the price per share implied by the valuation cap (described below) applied to the Company's capitalization (as defined in the note agreements).

d) Automatic conversion at filing of any registration statement under the Securities Act of 1933 at a price per share equal to the lesser of the fair market value (as further defined in the agreements) at such time or at the price per share implied by the valuation cap (described below) applied to the Company's capitalization (as defined in the note agreements).

e) Automatic conversion upon a corporate transaction (as defined in the agreements) at the price per share implied by the valuation cap (described below) applied to the Company's capitalization (as defined in the note agreements).

Of these notes, $100,000 are subject to a valuation cap of $10,000,000 and the remaining $471,276 are subject to a valuation cap of $5,000,000.

Convertible Note Balances

As of December 31, 2016 and 2015, outstanding principal on the convertible notes totaled $2,915,596 and $2,344,320, respectively, of which $200,000 was due to a related party at each date. With the original term of all notes being one year, management deems convertible notes in their entirety to be short-term in nature. Accrued interest related to these convertible notes totaled $368,441 and $208,335 as of December 31, 2016 and 2015, respectively. The Company recognized $160,106 and $122,170 of interest expense related to the convertible notes during 2016 and 2015, respectively.

Revenue-based Financing

The Company accounts for sales of future revenues in accordance with ASC 470-10-25, *Sales of Future Revenues.*

On June 5, 2015, the Company entered into a short-term loan agreement with Lighter Capital in the amount of $500,000. The Company is to remit 5% of all net cash receipts monthly, based on the previous month, until cumulative payments reach $100,000 within 365 days from June 5, 2015 ("Loan Year"). After total payments in a given Loan Year reach $100,000, the Company must remit 2% of net cash receipts for the remainder of the Loan Year, unless total repayments reach 1.75 times the initial principal ("Return Cap"), or $875,000, in that year. The process will repeat annually on June 5 until the Company reaches the $875,000 threshold. Origination fees under this arrangement totaling $5,000, are amortized over the life of the loan and are part of the net balance of revenue-based financing. Unpaid principal under this arrangement was $442,651 and $483,961 as of December 31, 2016 and 2015, respectively, net of $4,000 and $5,000 of unamortized loan origination fees, respectively.

On February 2, 2016, the Company entered into another short-term loan agreement with Lighter Capital for an additional $100,000 under terms similar to those described above, with the Return Cap being $175,000. As of December 31, 2016, outstanding principal on this loan was $86,182.

On December 23, 2016, the Company entered into another short-term loan agreement with Lighter Capital for an additional $113,202 under terms similar to those described above, with the Return Cap being $198,104. As of December 31, 2016, the outstanding principal balance on this loan was $113,202.

Interest expense for all Lighter Capital arrangements totaled $101,241 and $26,205 for the years ended December 31, 2016 and 2015, representing effective annual interest rates of 17% and 11%, respectively.

In April 2016, the Company entered into a financing agreement with Maine Technology Institute, which allows for the Company to draw up to $254,884 of financing for product development. Under this agreement, the Company will commence repayment of proceeds upon commercialization of the developed product or service, which the agreement defines as July 31, 2017. Repayment will be 2% of gross revenues derived from the developed product or service until the loan is repaid in full. If the loan is paid as agreed within three years, the loan bears no interest. On the third anniversary, a 30% finance charge, based on outstanding principal as of that date, will be added to the loan balance. On the fourth and each subsequent anniversary, an additional one-time finance charge of 10% will be added to the outstanding principal. In April and September 2016, the Company drew $84,962 and $84,961, respectively, for outstanding principal of $169,923 as of December 31, 2016.

As the Company expects revenues to support repayment within three years, no interest expense has been recorded to date on the Maine Technology Institute loan but may be recorded in the future should management's estimates change.

Future minimum debt payments under the Company's outstanding revenue-based loans may vary due to inherent unpredictability of future revenues. Further, given this unpredictability, Management has classified these financing arrangements as short-term, since the term is contingent on future results of operations, which may cause accelerated repayment of the balances. Management estimates future minimum debt repayments related to revenue-based financing to be the following:

	Lighter Capital	MTI
2017	$ 239,281	$ -
2018	311,855	-
2019	409,948	-
2020	517,133	-
2021	340,717	-
Thereafter	351,995	267,289
Total future minimum payments	$ 2,170,929	$ 267,289

LIKEABLE LOCAL, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2016 and 2015 and for the years then ended

NOTE 6: INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets using accelerated depreciation methods for income tax purposes, share-based compensation expense, and net operating loss carryforwards.

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2016 and 2015, cumulative losses through December 31, 2016, and no history of generating taxable income. Therefore, full valuation allowances of $1,045,516 and $683,323 were recorded against deferred tax assets of $1,045,516 and $683,323 for the years ended December 31, 2016 and 2015, respectively. Accordingly, no provision for income taxes has been recognized for the years ended December 31, 2016, and 2015. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimates to be 38.3%.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. As of December 31, 2016, and 2015, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $2,730,519 and $1,784,599, respectively, which may be carried forward and will expire if not used between 2033 and 2036 in varying amounts. Such amounts have been fully reserved in the valuation allowance discussed above.

NOTE 7: EQUITY-BASED PAYMENTS

The Company has adopted the 2014 Stock Option Plan, as amended and restated (the "Plan"), which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. Under the Plan, the number of shares authorized was 560,000 shares as of each, December 31, 2016 and 2015. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the Plan's inception. Shares available for grant under the Plan amounted to 68,700 and 113,700 as of December 31, 2016 and 2015, respectively.

Vesting generally occurs in the form of 50% at the one-year anniversary of the grant, and the remainder vests quarterly over the next twelve months. A summary of information related to stock options as of and for the years ended December 31, 2016 and 2015 is as follows:

LIKEABLE LOCAL, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2016 and 2015 and for the years then ended

	December 31, 2016		December 31, 2015	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding - beginning of year	446,300	0.13	-	0.13
Granted	45,000	0.13	486,800	0.13
Exercised	(14,315)	0.13	-	0.13
Forfeited	(5,685)	0.13	(40,500)	0.13
Outstanding - end of year	471,300	0.13	446,300	0.13
Exercisable at end of year	405,367	0.13	347,667	0.13
Weighted average grant date fair value of options granted during year	$ 1.01		$ 0.60	
Weighted average duration (years) to expiration of outstanding options at year-end	8.2		9.1	

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised. The assumptions utilized for option grants during the years ended December 31, 2016 and 2015 are as follows:

	2016	2015
Risk Free Interest Rate	1.26%-1.44%	1.50%-1.55%
Expected Dividend Yield	0.00%	0.00%
Expected Volatility	55.00%	55.00%
Expected Life (years)	5	5
Fair Value per Stock Option	$1.04-$1.24	$0.62-$0.87

Stock-based compensation expense of $56,821 and $41,852 was recognized under FASB ASC 718 for the years ended December 31, 2016 and 2015, respectively, and an additional $175,808 of stock compensation expense was recognized to prior periods related to prior period vesting on January 2015 grants with vesting commencements prior to 2015. Total unrecognized compensation costs on outstanding stock options as of December 31, 2016 was $40,968 and will be recognized over a weighted average period of 8 months.

NOTE 8: LEASE OBLIGATIONS

Operating Leases

On March 6, 2015, the Company entered into a twelve-month lease for office space in Maine. The lease called for a deposit of $1,600, monthly payments of $1,600, with the first month (April 2015) prorated to $800. Additions to monthly rent, such as parking spaces, begin at $125 per month and are paid in addition to base rent. At the conclusion of each lease term, the Company may elect to extend the lease for an additional two years up to four times. In March 2016, the Company extended the lease and continues to pay $1,600 per month through March 2018. Total expense related to this lease was $24,870 and $17,590 for the years ended December 31, 2016 and 2015, respectively.

On January 1, 2015, the Company entered into a subleasing agreement for New York office space with an affiliate, Likeable, LLC. The agreement calls for no security deposit and monthly rent of $10,000 per month through December 31, 2017, the end of the term. From time to time, the lessor, being a related party, will discount the rent or pass through charges for additional costs, such as parking. Expenses related to this lease totaled $121,200 and $93,600 for the years ended December 31, 2016 and 2015, respectively.

Future minimum payments under these leases are as follows:

	New York	Maine
2017	$ 120,000	$ 19,200
2018	-	4,800
Total future minimum payments	$ 120,000	$ 24,000

Capital Leases

On October 22, 2015, the Company entered into a capital lease agreement with the financing affiliate of a major technology company ("Lessor"), which provided computer equipment valued at $47,323. The lease implies an annual interest rate of 3.5% and calls for 36 monthly payments of

$1,183 plus applicable taxes of $91 per month, which results in current monthly payments of $1,343. At the end of the lease term, the Company may elect to purchase all equipment at fair market value or return all equipment to the Lessor. During 2016 and 2015, the Company recognized $1,499 and $250 of interest expense related to this lease, and $9,622 and $1,209 of depreciation expense pertaining to the equipment, respectively. As of December 31, 2016 and 2015, outstanding balances on this lease were $25,208 and $40,148, respectively.

On March 3, 2016, the Company entered into a capital lease agreement to acquire furniture valued at $22,965. The lease calls for a refundable $900 deposit, 36 monthly payments of $900, and implies an interest rate of 3.6%, for total payments of $32,400. At the conclusion of the lease term, the Company may exercise a bargain purchase option to purchase all leased furniture for $1. Interest expense under this capital lease totaled $2,811 for the year ended December 31, 2016, and the Company recognized depreciation of $2,506 on the furniture. As of December 31, 2016, the outstanding balance on the lease was $22,319.

Future minimum payments under these capital leases are as follows:

	Lease A	Lease B
2017	$ 16,116	$ 10,800
2018	13,430	10,800
2019	-	3,600
Total future minimum payments	$ 29,546	$ 25,200

NOTE 9: RELATED PARTIES

During the course of business, the Company enters into agreements with two affiliates, Likeable, LLC and Likeable Media, LLC.

As discussed in Note 8, in January 2015, the Company entered into a sublease agreement for office space with Likeable, LLC, under which the Company recognized $121,200 and $93,600 of rent expense for the years ended December 31, 2016 and 2015.

In December 2014, Likeable Media, LLC loaned the Company $100,000 in the form of a convertible note, as discussed in Note 5 and entered into an additional convertible note in January 2015 for $100,000. Both notes carry the same terms as those issued to other parties, as discussed in detail in Note 5. As of December 31, 2016 and 2015, convertible notes due to Likeable Media, LLC totaled $200,000 and $100,000 and accrued interest thereon was $11,573 and $0, respectively. During 2016 and 2015, the Company recognized interest expense of $11,573 and $0 on these notes, respectively.

NOTE 10: COMMITMENTS, CONTINGENCIES AND CONCENTRATIONS

Commitments and Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the

Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

Concentrations

The Company currently has an agreement with a referral source that facilitates processing of all referred revenues and performs ongoing account management. Since this referral source ultimately remits all payments from its contacts, management has determined that this referral source constitutes a significant concentration of revenue and receivables, while the remaining client base is individually insignificant to revenue and receivables. As of and for the years ended December 31, 2016 and 2015, activity and balances pertaining to this referral source provides the following concentrations:

	2016	2015
Revenue concentration	31%	49%
Receivables concentration	83%	74%

NOTE 11: SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through March 15, 2017, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.